September 15, 2011

VIA EDGAR

Ms. Pamela A. Long
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E., Mail Stop 4631
Washington, D.C. 20549

Re:     M/I Homes, Inc.
Registration Statement on Form S-3
Filed August 5, 2011
Amendment No. 1 to Registration Statement on Form S-3
Filed August 8, 2011
File No. 333-176088

Dear Ms. Long:
This letter is in response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided in your letter dated August 26, 2011 related to the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) filed by M/I Homes, Inc., an Ohio corporation (“we” or the “Company”).
The Company has today filed with the Commission, pursuant to the requirements of the Securities Act of 1933, as amended, Amendment No. 2 to the Registration Statement (“Amendment No. 2”).
The comments of the Staff are reproduced in bold font below and are followed in each case by the Company's response. Where we have revised our disclosure in response to your comments, we have indicated the location where the change appears in Amendment No. 2.
Registration Fee Table

1.
In footnote 1 to the Fee Table, we note your statement that “[t]he securities registered hereunder also include such indeterminate amounts of securities as may be issued upon exercise, conversion or exchange of the securities registered hereunder . . . .” Please note that you may only register an indeterminate number of additional securities that may become issuable pursuant to stock splits, stock dividends or similar transactions contemplated by Rule 416. Rule 416 does not permit you to register an indeterminate number of additional shares for any other reason. Please confirm your understanding that in the event another type of adjustment requires you to issue more securities than you are registering on this registration statement, you will file a new registration statement to register those additional securities. Refer to Question 213.02 of the Division of Corporation Finance's Compliance and Disclosure Interpretations of Securities Act Rules.

Response:
We hereby confirm that we understand that Rule 416 does not permit the registration of an indeterminate number of additional shares for any reason other than stock splits, stock dividends or similar transactions and in the event that another type of adjustment requires us to issue more securities than we have registered on the Registration Statement, we will file a new registration statement to register those additional securities.
Description of Capital Stock, page 13

2.
Please note that you may not qualify information in the prospectus by reference to information outside the prospectus. See Rule 411(a) of Regulation C. Please remove the reference to Ohio General Corporation Law accordingly.

Response:
We have removed the reference to Ohio General Corporation Law from the Registration Statement in response to the Staff's comment. Please see page 17 of Amendment No. 2.
Incorporation By Reference, page 25

3.
We could not locate in EDGAR the Form 8-A filed on March 15, 2007 (333-85662) from which you incorporate by reference your description of the 9.75% Series A Preferred Shares. Please advise or revise your disclosure accordingly.

Response:

The Registration Statement was not intended to, and will not, include the registration of the Company's authorized but unissued 9.75% Series A Preferred Shares. As a result and in response to the Staff's comment, we have revised our disclosure to (1) remove the bullet point from page 32 of Amendment No. 2 that incorporated by reference into the Registration Statement the description of our 9.75% Series A Preferred Shares and (2) add a sentence to page 18 of Amendment No. 2 clarifying that the Registration Statement does not register any of our authorized but unissued 9.75% Series A Preferred Shares. We continue to include in the Registration Statement (beginning on page 18 of Amendment No. 2) a summary of the material terms of our 9.75% Series A Preferred Shares because such shares may affect the rights, preferences and privileges of the holders of securities that are being registered under the Registration Statement.

Signatures, page ix

4.     For several of the subsidiary guarantors, we note that you provide signatures of a Chairman and two
Vice-Chairmen of the management committee. Please confirm to us supplementally that these signatures represent the majority of persons performing functions similar to a board of directors.

Response:

We hereby confirm that for each subsidiary guarantor for which we provide the signatures of a Chairman and two Vice-Chairmen of the management committee of such subsidiary guarantor, these signatures represent a majority of the persons performing functions similar to a board of directors.

Exhibit Index, page xv

5.
We note that you plan to file Exhibits 25.1 and 25.2, Statements of Eligibility of Trustee on Form T-1, at a later date. Please note that if you rely on Section 305(b)(2) of the Trust Indenture Act of 1939, you must separately file the Form T-1 under the electronic form type 305B2. Refer to Section 220.01 of the Division of Corporation Finance's Compliance and Disclosure Interpretations of the Trust Indenture Act of 1939.

Response:

We hereby confirm that if we rely on Section 305(b)(2) of the Trust Indenture Act of 1939, we must separately file the Form T-1 under the electronic form type 305B2.

Exhibit 5.1 - Legal Opinion of Vorys, Sater, Seymour and Pease LLP

6.
On page 23, we note that you may issue units consisting of one or more debt securities, guarantees of debt securities, common shares, preferred shares, depositary shares, warrants, rights, stock purchase contracts or any combination of such securities. Please arrange for counsel to revise its description of units in part (viii) of the first paragraph on page one to include the guarantees and rights.

Response:

The Company's outside counsel has revised its legal opinion to include the guarantees and rights in its description of the units in part (viii) of the first paragraph on page one of its legal opinion in response to the Staff's comment. Please see page 1 of the revised legal opinion filed as Exhibit 5.1 to Amendment No. 2.

7.
Please confirm your understanding that an updated unqualified opinion of counsel should be filed with respect to the legality of the securities being offered for each sale of the securities registered in this filing. Refer to Question 212.05 of the Division of Corporation Finance's Compliance and Disclosure Interpretations of Securities Act Rules.

Response:

We hereby confirm that we understand that an updated unqualified opinion of counsel must be filed with respect to the legality of the securities being offered for each sale of the securities registered on the Registration Statement.

Please be advised that, unless the Staff has further comments regarding the Registration Statement, the Company intends to request acceleration of the effectiveness of the Registration Statement to a date as soon as reasonably possible. We will provide our acceleration request in a separate letter that will contain the representations described in the letter from the Staff.
If you have any questions, need further information or would like to discuss any of the information covered in this letter, please contact me at (614) 418-8014 or Adam K. Brandt of Vorys, Sater, Seymour and Pease LLP, the Company's outside counsel, at (614) 464-6426.
Sincerely,
/s/ J. Thomas Mason
J. Thomas Mason
Executive Vice President, General Counsel
and Secretary of M/I Homes, Inc.